EXHIBIT A

                                  PROPOSAL III

                               SPECIAL RESOLUTION


As a special resolution:

That the Articles of Association of the Company be altered as follows:

(a) in the case of Article 3, by the deletion of "(a)" at the commencement of the first paragraph and the deletion of paragraph (b) in its entirety;

(b) by the substitution for paragraph (a) of Article 35 of the following new paragraph (a):

      "(a) The Directors in their absolute discretion and without assigning any reason therefor may decline to register any transfer of a share which is not fully paid, provided that the Directors shall not refuse to register any transfer of partly paid shares which are listed or dealt in on any regulated market of the Irish Stock Exchange Limited or of the London Stock Exchange Limited on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.";

(c)  in the case of Article 66:

      (i) by the insertion at the beginning of paragraph (a)(ii)(B) of the words "where the Specified Event concerned is the event described in subparagraph (i) or (iii) of paragraph (g)," and by the substitution for the words "or a renunciation" in the same paragraph of the words "or renunciation"; and

      (ii)by the substitution for the words "to a bona fide unconnected third party" in paragraph (b) of the words "at arm's length to an unconnected third party" and by the substitution for the words
          "beneficial owner, any transfer" in paragraph (h) of the words "unconnected beneficial owner, any transfer of a share";

(d) by the substitution for paragraph (e) of Article 84 of the following new paragraph (e):

      "(e) A retiring Director who is re-elected shall remain allocated to the Class to which he was allocated prior to his retirement. A person who is elected a Director in place of a retiring Director or who is appointed a Director by the members to fill a casual vacancy or in place of a Director removed from office under Article 88 shall be allocated to the Class to which the retiring Director, the vacating Director or, as the case may be, the Director so removed had been allocated. Subject to Article 84(a), a person who is appointed by the members as a Director under Article 73 or as an additional Director under Article 86 shall be allocated to such Class as the members may determine at the meeting at which he is appointed or, failing such determination, as the Directors shall determine. A Director who is appointed a Director by the Directors under any provisions of these Articles shall be allocated by the Directors to a Class the Directors in which will be required to retire from office at the next following annual general meeting.";

(e) by the substitution for the words "six nor more than twenty Clear Days" in paragraph (a) of Article 85 of the words "seven nor more than 42 days";

(f) by the substitution for paragraphs (a), (b) and (e) of Article 91 of the following new paragraphs (a), (b) and (e) respectively:

      "(a) Save as otherwise provided by the Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has an interest which (together with any interest of any person connected with him within the meaning of paragraph (e)) is to his knowledge material (otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) or a duty which conflicts or may conflict with the interests of the Company. A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

      (b) A Director shall be entitled (in the absence of some other material interest than is indicated below) to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

          (i) the giving of any security, guarantee or indemnity to him in respect of money lent by him to the Company or any of its subsidiaries or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

          (ii) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

          (iii)any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription, purchase or exchange in which offer he is or is to be interested as a holder of securities or as a participant in the underwriting or sub-underwriting thereof;

          (iv) any proposal concerning any other company in which he (together with any persons connected with him within the meaning of paragraph (e)) does not to his knowledge have an interest (as that term is used in Chapter 2 or Part IV of the 1990 Act) in one per cent or more of either any class of the equity share capital of, or the voting rights in, such company;

          (v) any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or

          (vi) the granting of any such indemnity, or the discharge of the cost of any such insurance cover, as is referred to in Article 130."

               "(e) For the purposes of this Article, section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in paragraph (b)(iv) a person who is a child (not being a minor child), parent, brother or sister of a Director shall not by virtue only of that relationship be deemed to be connected with the Director."; and

(g) by the deletion from paragraph (b) of Article 121 of the words "without prejudice to the provision of these Articles allowing a meeting to be convened by newspaper advertisement."